State Bank Financial Corporation
3399 Peachtree Road NE, Suite 1900
Atlanta, Georgia 30326

July 20, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: John P. Nolan, Senior Assistant Chief Accountant

Re:    State Bank Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 001-35139

Dear Mr. Nolan,

This letter is being submitted in response to the comment letter dated July 18, 2017 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to State Bank Financial Corporation’s (the “Company's”) Annual Report on Form 10-K for the fiscal year ended December 31, 2016.
For your convenience, the text of the Staff’s comments are set forth in italics followed by the Company’s responses. The headings and numbered responses below correspond to the headings and numbered comments in the Comment Letter.

Form 10-K for the Year Ended December 31, 2016

Item 6. Selected Financial Data

Performance Ratios, page 41

1.
We note your disclosure of net interest margin excluding accretion income related to purchase accounting discounts on acquired loan portfolios. The exclusion of this adjustment is not appropriate as it represents a tailored accounting principle prohibited by Regulation G because it only excludes the effects of purchase accounting, and does not reflect true organic growth. Please remove this non-GAAP measure from future presentations.

Response:

We respectfully acknowledge the Staff's comment and we will remove from all future filings this non-GAAP measure. As discussed with the Staff, the Company is permitted to present in future filings the contribution to net interest margin from accretion income on loans.

Item 8. Financial Statements and Supplementary Data

Note 23. Earnings Per Shares, Page 157

1.	Please enhance your disclosure in future filings to clarify securities excluded from diluted earnings per share as their impact would have been anti-dilutive. Refer to ASC 260-10-50-1-(c).

Response:

We respectfully advise the Staff that the Company did not have any anti-dilutive securities in the periods presented. We will add a disclosure in future filings of the amount of anti-dilutive securities, if any, excluded from diluted earnings per share or, in the alternative, a disclosure that there were no such securities.

Form 8-K filed May 8, 2017

Item 9.01 Financial Statements and Exhibits

1.
We note your disclosure of interest income and net interest margin excluding accretion income related to purchase accounting discounts on acquired loan portfolios. The exclusion of this adjustment is not appropriate as it represents a tailored accounting principle prohibited by Regulation G because it only excludes the effects of purchase accounting, and does not reflect true organic growth. Please remove these non-GAAP measures from future presentations.

Response:

We respectfully acknowledge the Staff's comment and we will remove from all future filings this non-GAAP measure. As discussed with the Staff, the Company is permitted to present in future filings the contribution to net interest margin from accretion income on loans.

We hope the foregoing information addresses the Staff's comments regarding the reference filing. If you have any questions regarding this letter, please do not hesitate to contact me at (404) 239-8684.
Sincerely,

State Bank Financial Corporation

/s/ Sheila E. Ray

Sheila E. Ray
Chief Financial Officer